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                              April 7, 2021

       Mark Spurbeck
       Chief Financial Officer
       PEABODY ENERGY CORP
       701 Market Street
       St. Louis, MO 63101-1826

                                                        Re: PEABODY ENERGY CORP
                                                            Registration
Statement on Form S-3
                                                            Filed March 26,
2021
                                                            File No. 333-254765

       Dear Mr. Spurbeck:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed March 26, 2021

       Registration Statement on Form S-3, page General

   1. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement
until our comments relating to your Form 10-K for the fiscal year ended December 31, 2020
have been resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mark Spurbeck
PEABODY ENERGY CORP
April 7, 2021
Page 2

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                         Sincerely,
FirstName LastNameMark Spurbeck
                                                         Division of
Corporation Finance
Comapany NamePEABODY ENERGY CORP
                                                         Office of Energy &
Transportation
April 7, 2021 Page 2
cc:       Sudhir N. Shenoy
FirstName LastName